UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*
LUNA INNOVATIONS INCORPORATED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
550351100
(CUSIP Number)
DECEMBER 31, 2017
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

•	Rule 13d-1(b)

•	Rule 13d-1(c)

•	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55035110
1.	Name of Reporting Persons Carilion Clinic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,483,537
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,483,537
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,483,537
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.1%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer
Luna Innovations Incorporated

(b)	Address of Issuer’s Principal Executive Offices
301 First Street, SW, Suite 200
Roanoke, VA 24011
Item 2.

(a)	Name of Person Filing
Carilion Clinic

(b)	Address of Principal Business Office or, if none, Residence
Carilion Roanoke Memorial Hospital
1906 Belleview Avenue

Roanoke, VA 24014

(c)	Citizenship
Virginia

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
550351100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Amount Beneficially Owned: 4,483,537

(a)	Percent of Class: 15.1%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,483,537

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,483,537

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

CARILION CLINIC By: /s/ G. Robert Vaughan, Jr. Name: G. Robert Vaughan, Jr. Title: Treasurer